As filed with the Securities and Exchange Commission on April 18, 2013.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 3)

(Rule 13e-100)

Rule 13e-3 Transaction Statement under Section 13(e)

of the Securities Exchange Act of 1934

MakeMusic, Inc.

Name of Subject Company (Issuer)

MakeMusic, Inc.

(Names of Filing Persons)

COMMON STOCK, $0.01 PAR VALUE PER SHARE

(including associated preferred stock purchase rights)

(Title of Class of Securities)

56086P202

(CUSIP Number of Class of Securities)

Karen L. VanDerBosch

Chief Financial Officer and Chief Operating Officer

MakeMusic, Inc.

7615 Golden Triangle Drive, Suite M

Eden Prairie, Minnesota 55344-3848

(952) 937-9611

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Fredrikson & Byron, P.A.

200 South Sixth Street, Suite 4000

Minneapolis, MN 55402

(612) 492-7000

Attention: David C. Grorud, Esq.

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☒	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**

$17,484,778.65	$2,384.93

*	The calculation assumes the purchase of all issued and outstanding shares of common stock, par value $0.01 per share (including associated preferred stock purchase rights) (the “Shares”), of MakeMusic Inc., a Minnesota corporation (the “Company”), other than Shares owned by LaunchEquity Acquisition Partners, LLC Designated Series Education Partners, a designated series of a Delaware series limited liability company and its affiliates (collectively, “LaunchEquity”), at a purchase price of $4.85 per Share, net to the seller in cash. As of March 21, 2013, there were 4,906,707 Shares issued and outstanding, of which 1,362,829 issued and outstanding Shares are owned by LaunchEquity. In addition, all vested and unvested stock options, which represent 33,576 shares on a fully-diluted basis using the treasury stock method, (none of which stock options are held by LaunchEquity) and rights of the former shareholders of Garritan Corporation to receive 27,655 Shares, are to be cashed out at the effective time of the Merger in exchange for the purchase price, in accordance with the Merger Agreement. As a result, this calculation assumes the purchase of 3,605,109 Shares.
**	The amount of the filing fee, is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory # 1 for Fiscal Year 2013 issued by the Securities and Exchange Commission, by multiplying the transaction valuation by 0.0001364.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,384.93	Filing Party: LEAP Acquisition Corporation, a wholly owned subsidiary of LaunchEquity Acquisition Partners, LLC Designated Series Education Partner

Form or Registration No.: Schedule 13E-3/Schedule TO (File No. 005-50055)	Date Filed: March 22, 2013

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THIS TRANSACTION, OR PASSED UPON THE ADEQUACY OR

ACCURACY OF THE DISCLOSURE IN THIS SCHEDULE 13E-3. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

BACKGROUND

This Amendment No. 3 (this “Amendment”) amends and supplements the Transaction Statement on Schedule 13E-3 originally filed with the Securities and Exchange Commission (the “SEC”) on March 25, 2013, as amended, by MakeMusic, Inc., a Minnesota corporation (“MakeMusic”). This Transaction Statement relates to the tender offer by LEAP Acquisition Corporation (“Purchaser”), a Minnesota corporation and a wholly-owned subsidiary of LaunchEquity Acquisition Partners, LLC Designated Series Education Partners, a designated series of a Delaware series limited liability company (“Parent”), which is a sponsored entity of LaunchEquity Partners, LLC, an Arizona limited liability company (“Parent Sponsor”), to purchase all of MakeMusic’s outstanding Shares for $4.85 per Share, payable net to the seller in cash without interest thereon, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in Purchaser’s Offer to Purchase, dated March 22, 2013, which was filed as Exhibit (a)(1)(i) to the Tender Offer Statement on Schedule TO and Transaction Statement on Schedule 13e-3 (collectively, as may be amended from time to time, the “Schedule TO”) and in the related Letter of Transmittal, which was filed as Exhibit (a)(1)(ii) to the Schedule TO.

Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Schedule 13E-3.

Amendments to the Schedule 13E-3

The Schedule 13E-3 is hereby amended and supplemented as follows.

ITEM 16. EXHIBITS

Item 16 of the Schedule 13E-3 is hereby amended and supplemented by adding the following exhibit thereto:

(a)(5)(H)	Joint press release issued by MakeMusic, Inc. and LaunchEquity Partners, LLC on April 18, 2013, incorporated by reference to Exhibit (a)(5)(iv) to the Schedule TO

(a)(5)(I)	Amended Complaint filed on April 10, 2013 in the Fourth Judicial District Court of Minnesota (Dr. Ezekiel Kruglick v. MakeMusic, Inc., et al.), incorporated by reference to Exhibit (a)(5)(v) to the Schedule TO

(a)(5)(J)	Order issued April 16, 2013 by the Fourth Judicial District Court of Minnesota (Dr. Ezekiel Kruglick v. MakeMusic, Inc., et al.), incorporated by reference to Exhibit (a)(5)(vi) to the Schedule TO

(e)(23)	Letter agreement between MakeMusic, Inc. and Purchaser, Parent and Parent Sponsor dated April 18, 2013, incorporated by reference to Exhibit (d)(6) to the Schedule TO

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: April 18, 2013

MAKEMUSIC, INC.

By:	/s/ Karen L. VanDerBosch
Name:	Karen L. VanDerBosch
Title:	Chief Operating Officer and Chief Financial Officer

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